UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                            ORBIT INTERNATIONAL CORP.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    685559304
                                 (CUSIP Number)


Alan S. Parsow                    with a copy to          David L. Hefflinger
General Partner                                           McGrath North Mullin
Elkhorn Partners Limited Partnership                       & Kratz, PC LLO
P.O. Box 818                                              Suite 3700
Elkhorn, NE 68022                                         First National Tower
(402) 289-3217                                            Omaha, NE 68102
                                                          (402) 341-3070

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                January 16, 2004
             (Date of Event which Required Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 685559304                  13D                       Page 2 of 3 Pages

1.   Name of Reporting Person SS or IRS Identification Number of Above Person

     Elkhorn Partners Limited Partnership / 47-0721875

2.   Check the Appropriate Box if a Member of a Group

     /X/      (a)                       / /      (b)

3.   SEC Use Only

4.   Source of Funds

     WC

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     / /

6.   Citizenship or Place of Organization

     Nebraska

                                   7. Sole Voting Power

                                      135,725 Shares
Number of
Shares                             8. Shared Voting Power
Beneficially
Owned by                              0
Reporting
Person                             9. Sole Dispositive Power
With
                                      135,725 Shares

                                 10.  Shared Dispositive Power

                                      0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     135,725 Shares

12.  Check Box if Aggregate Amount in Row 11 Excludes Certain Shares

     / /

13.  Percent of Class Represented by Amount in Row 11

     Approximately 4.9% of voting securities

14.  Type of Reporting Person

     PN

CUSIP NO. 685559304               13D                          Page 3 of 3 Pages


     Elkhorn Partners Limited Partnership (the "Partnership") makes this filing to amend certain information previously reported by the Partnership. This filing constitutes Amendment No. 1 to the Schedule 13D of the Partnership. The Partnership amends such prior schedule 13D reports with respect to the common stock of Orbit International Corp. ("Orbit") by adding the following information to the item indicated:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)(b) As of January 16, 2004, the Partnership owns 135,725 shares of Orbit common stock. The Orbit Form 10-Q for the quarter ended September 30, 2003 reported that there were outstanding 2,756,162 shares of Orbit common stock as of November 13, 2003. Based on this number, the Partnership owns approximately 4.9% of the Orbit common stock.

     (c) During the past 60 days, the Partnership sold 3,900 shares of Orbit common stock, in open market transactions, at prices ranging from $7.86 to $8.21 per share.

     (e) On January 16, 2004, the Partnership ceased to be the beneficial owner of more than five percent of the Orbit common stock.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

     DATED: January 16, 2004


Elkhorn Partners Limited Partnership


By:  /s/ Alan S. Parsow
    -----------------------
      Alan S. Parsow
      General Partner